Bloomy community,

Wow! I am absolutely blown away. In just 48 hours since publicly announcing our Community Fundraising Round, you have invested almost $60,000 (!!!), putting us nearly halfway to our goal already! We are so energized and grateful for the support.

We opened this round because Bloomy was built by its community, and we want the people who've shaped us to have the opportunity to own a piece of what comes next. As we expand nationwide and launch event venues in NYC & LA (with many more to come), we'd love to have you join us.

The minimum investment amount is $100 and I invite each of you to own a piece of Bloomy as we build the future of social wellness!

To learn more and invest, click here: 👉 wefunder.com/bloomy

Incredibly grateful for you all,
Bray

Bray Wilcock, Founder

bloomy